Exhibit 3.1

FOURTH CERTIFICATE OF AMENDMENT OF THE

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF SANGAMO THERAPEUTICS, INC.

SANGAMO THERAPEUTICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

FIRST: The name of the Corporation is Sangamo Therapeutics, Inc. (the “Corporation”).

SECOND: The date of filing of the Seventh Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was April 11, 2000.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions further amending its Seventh Amended and Restated Certificate of Incorporation as follows:

Paragraph A of ARTICLE IV of the Corporation’s Seventh Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“A.    Classes of Stock. The total number of shares of stock which the Corporation shall have authority to issue is three hundred twenty-five million (325,000,000), consisting of five million (5,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), and three hundred twenty million (320,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”).”

FOURTH: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SANGAMO THERAPEUTICS, INC. has caused this Fourth Certificate of Amendment to be signed by its President and Chief Executive Officer this 18th day of May, 2020.

SANGAMO THERAPEUTICS, INC.

By:
Alexander D. Macrae, M.B., Ch.B., Ph.D.
President and Chief Executive Officer